BGE Video #2
Transcript Chapter 1

... The world is on the cusp of a transformative energy revolution, and at its heart lies hydrogen. ... Blue Green Energies mission- is to provide a viable, environmentally friendly alternative to fossil fuels. We are strategically building a network of green hydrogen truck stops and travel centers in the Southwestern United States. Our facilities will provide fuel for hydrogen cars and trucks, charge battery electric vehicles and generate tens of millions in revenue through its restaurant, convenience store, and coffee shop. ... As California races toward net zero emissions - they've recognized the importance of hydrogen infrastructure and enacted mandates to accelerate its development. Blue Green Energy's focus aligns perfectly with California's goals, positioning us as a key player. By investing in both green hydrogen production and infrastructure, we are ensuring a reliable and sustainable supply of this clean energy source.

Chapter II
A common misconception is that hydrogen may be a fuel of the future, but there are no cars or trucks on the road - This is incorrect (pause:2s) Toyota, Honda, and Hyundai have been selling cars in California for years. BMW, Mercedes, and GM have hydrogen cars that are slated to be released within the next 24 months.

Mack Trucks has been operating fuel cell electric trucks out of the Port of Long Beach for nearly 10 years. Nikola, Hyzon, Hyundai, and Daimler are actively marketing their hydrogen trucks in California. Cummins has sold billions of dollars of their hydrogen 15 litre engine for a 2025 delivery. The lack of a widespread hydrogen fueling infrastructure remains a significant barrier. However, this challenge presents an opportunity for companies like Blue Green Energy. We are committed to building the infrastructure necessary to support the hydrogen revolution. The transition to hydrogen power in the trucking industry is underway.

Chapter III
Blue Green Energy represents a compelling investment opportunity. As a vertically integrated company, we manage the entire hydrogen value chain. From Production of green hydrogen onsite to distribution and retail facilities. Our commitment to producing green hydrogen using solar energy enhances our investment appeal. The hydrogen economy is projected to reach trillions of dollars in value in the coming decades. By investing in Blu e Green Energy, you are investing in a cleaner, more sustainable future. As we prepare to launch crowdfunding we invite you to join us on this exciting journey. Investing in Blue Green Energy is an opportunity to be part of a company revolutionizing the energy industry. The time to invest in green hydrogen is now, and Blue Green Energy is leading the way.

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Now is the time: growing investment, subsidies, and regulatory pressure

Billions in funding is pouring into building **green hydrogen** infrastructure.

2022: California requires hydrogen stations buy and dispense at least one-third green hydrogen

Mar 2024: USDOE awarded $750M to GM and other auto-makers to produce 14 gigawatts of fuel cells annually

July 2024: USDOE signed a $12.6B agreement to build a renewable Hydrogen Hub in California

2027: start of hydrogen refueling station roll-out for National Zero-Emission Freight Corridor Strategy, goal of 'ubiquitous' access to H2 filling stations by 2040



US Green Hydrogen Market
2023 – 2030 Projections

$10.6B

38.2% CAGR

$1.1B $1.5B

2023 2024 2025 2026 2027 2028 2029 2030

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Net zero is imminent: the global transition away from gas vehicles is underway

50 countries and **13 US states** already banned the sale of gas vehicles by 2035.

Sales of hydrogen fuel cell electric vehicles (FCEVs) accelerated 40% year-over-year

There are 100+ hydrogen fueling stations under development in California alone

All GM EVs will be fuel cell electric from 2026

Clean hydrogen demand is expected to reach 125-585 million tons per year by 2050.

Cummins, Hyzon, Hyundai, Nikola, and Daimler are selling hydrogen trucks, but they have nowhere to refuel outside of private facilities



Phase-Out of Gasoline Car Sales by Country

- 2025
- 2030
- 2035*
- 2040**

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